SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*

CHDT CORPORATION
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

12541A 108
(CUSIP Number of Class of Securities)

Stewart Wallach CHDT Corporation 350 Jim Moran Blvd., Suite 120 Deerfield Beach, Florida 33442 (954) 252-3440
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:
Paul W. Richter, Esq.
PW RICHTER PLC
3901 Dominion Townes Circle
Richmond, Virginia 23223

January 15, 2008
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   [__]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D
CUSIP No. 12541A 108

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stewart Wallach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 30,157,295
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 30,157,295
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5.6%
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON* IN

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $0.0001 par value per share, (“Common Stock”) of CHDT Corporation, a Florida corporation, (“Company”). The address of the principal executive offices of the Company is 350 Jim Moran Blvd., Suite 120, Deerfield Beach, Florida  33442, Telephone: (954) 252-3442.

Item 2.	Identity and Background.

(a) This statement is filed by Stewart Wallach (the “Reporting Person”).  The Reporting Person is a natural person and the Chief Executive Officer, President and a director of the Company and its operating subsidiary.

(b) The address of the principal business office of the Reporting Person is 350 Jim Moran Blvd., Suite 120, Deerfield Beach, Florida 33442.

(c) The principal business of the Reporting Person is to act as the Chief Executive Officer, President and a director of the Company and its operating subsidiary.  Mr. Wallach has interests in other businesses.

(d)  The Reporting Person has not during the last five (5) years been indicted or convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person beneficially owns 30,157,295 shares (the “Shares”) of the Company Common Stock, which shares were acquired as follows:  (a) 10 million shares were acquired on January 15, 2008, as seized collateral under a promissory note that was in default and that was issued by another director of the Company to the Reporting Person; (b) 5,882,353 shares were acquired at a purchase price of $0.017 per share under the Company’s 2007 Rule 506/Regulation D Private Placement of Common Stock on November 28, 2007; and (c) 14,274,942 shares were acquired on October 6, 2006, upon conversion of Series B Convertible Preferred Stock, $0.10 par value per share, issued to the Reporting Person as a shareholder of, and in the acquisition of, Capstone Industries, Inc., a Florida corporation. Capstone Industries, Inc. was acquired by CHDT Corporation on September 13, 2006, in a stock-for-stock exchange.

As part of his incentive compensation, the Reporting Person was granted on April 27, 2007, a non-qualified, non-statutory ten-year option by the Company to acquire 107,400,000 shares of Common Stock at a per-share exercise price of $0.029.  This option is not exercisable until April 27, 2008.

Item 4.	Purpose of Transaction.

The Reporting Person has acquired the Shares beneficially owned by him for investment purposes only. The Reporting Persons may, at any time, from time to time, subject to applicable legal and Company-imposed investment restrictions,  buy or acquire additional shares of Common Stock or dispose of the shares of Common Stock held by him.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date of this Schedule 13D, the Reporting Person beneficially owns 30,157,295 shares of Common Stock. The Shares represent 5.6% of the 548,745,646, shares of Common Stock outstanding as of January 18, 2008 (as reported by the Company’s stock transfer agent, adjusted for a 50 million share tender by Howard Ullman on January 15, 2008). The percentages used herein and in the rest of this Statement are calculated based upon this number of outstanding shares.

(b) The Reporting Person has sole voting and dispositive power over the 30,157,295 shares of Common Stock.

(c)  Reporting Person acquired 10,000,000 shares of Common Stock on January 15, 2008, as seized collateral under a promissory note in default and issued by another director of the Company.

(d) Other than the Reporting Person, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships by the Reporting Person with any other person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2008

By:	/s/ Stewart Wallach
Name:	Stewart Wallach